1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung , Taiwan 42749 www.spil.com.tw	Eva Chen, VP of Finance Div. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676

Siliconware Precision Industries Reports Unaudited Consolidated

Financial Results for the Fourth Quarter of 2017

Taichung, Taiwan, Jan. 26, 2018 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2017 were NT$ 21,623 million, which represented a 1.5% decline in revenues compared to the third quarter of 2017 and a 2.5% decline in revenues compared to the fourth quarter of 2016. SPIL reported a net income of NT$ 1,489 million for the fourth quarter of 2017, compared with a net income of NT$ 2,257 million and a net income of NT$ 2,829 million for the third quarter of 2017 and the fourth quarter of 2016, respectively.

Basic earnings per share for this quarter was NT$ 0.48, and diluted earnings per ordinary share was NT$ 0.48. Basic earnings per ADS for this quarter was US$ 0.08, and diluted earnings per ADS was US$ 0.08.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the fourth quarter of 2017, net revenues from IC packaging were NT$ 18,195 million and represented 84% of total net revenues. Net revenues from testing operations were NT$ 3,428 million and represented 16% of total net revenues.

•	Cost of goods sold was NT$ 17,138 million, which remained flat compared to the third quarter of 2017, and represented an increase of 1.1% compared to the fourth quarter of 2016.

•	Raw materials costs were NT$ 7,266 million for the fourth quarter of 2017 and represented 33.6% of total net revenues, whereas raw materials costs were NT$ 7,282 million and represented 33.2% of total net revenues for the third quarter of 2017.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 120 million.

•	Gross profit was NT$ 4,485 million for the fourth quarter of 2017, representing a gross margin of 20.7%, which decreased from a gross margin of 21.9% for the third quarter of 2017 and decreased from 23.6% for the fourth quarter of 2016.

•	Total operating expenses for the fourth quarter of 2017 were NT$ 2,165 million, which included selling expenses of NT$ 279 million, administrative expenses of NT$ 942 million and R&D expenses of NT$ 944 million. Total operating expenses represented 10.0% of total net revenues for the fourth quarter of 2017.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 85 million.

•	Operating income was NT$ 2,320 million for the fourth quarter of 2017, representing an operating margin of 10.7%, which decreased from 12.5% for the third quarter of 2017 and decreased from 13.7% for the fourth quarter of 2016.

•	Non-operating items:

•	Our non-operating expense was NT$ 389 million, including net losses of NT$ 463 million on fair value change of financial liabilities at fair value through profit or loss and net foreign exchange gains of NT$ 103 million.

•	Net income before tax was NT$ 1,931 million for the fourth quarter of 2017, which decreased from a net income before tax of NT$ 2,558 million for the third quarter of 2017 and decreased from a net income before tax of NT$ 3,392 million for the fourth quarter of 2016.

•	Income tax expense was NT$ 442 million for the fourth quarter of 2017, compared with income tax expense of NT$ 301 million for the third quarter of 2017 and income tax expense of NT$ 563 million for the fourth quarter of 2016.

•	Net income was NT$ 1,489 million for the fourth quarter of 2017, which decreased from a net income of NT$ 2,257 million for the third quarter of 2017 and decreased from a net income of NT$ 2,829 million for the fourth quarter of 2016.

•	Total number of shares outstanding was 3,116 million shares as of Dec. 31, 2017. Basic earnings per share for this quarter was NT$ 0.48, and diluted earnings per ordinary share was NT$ 0.48. Basic earnings per ADS for this quarter was US$ 0.08, and diluted earnings per ADS was US$ 0.08.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 24,444 million as of Dec. 31, 2017 from NT$ 20,783 million as of Sep. 30, 2017, and NT$ 24,476 million as of Dec. 31, 2016.

•	Capital expenditures for the fourth quarter of 2017 totaled NT$ 2,306 million.

•	Total depreciation expenses for the fourth quarter of 2017 totaled NT$ 3,800 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 18,195 million for the fourth quarter of 2017, which represented a decrease of NT$ 510 million or 2.7% compared to the third quarter of 2017.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 27%, 17% and 40%, respectively, of total net revenues for the fourth quarter of 2017.

•	As of Dec. 31, 2017 we had 8,207 wirebonders installed, of which 249 were disposed in the fourth quarter of 2017.

IC testing service:

•	Net revenues from testing operations were NT$ 3,428 million for the fourth quarter of 2017, which represented an increase of NT$ 178 million or 5.5% compared to the third quarter of 2017.

•	As of Dec. 31, 2017 we had 574 testers installed, of which 4 were added and 1 were disposed in the fourth quarter of 2017.

Revenue Analysis

•	Breakdown by end applications:

By application	4Q17	3Q17
Communication	68%	65%
Computing	11%	12%
Consumer	19%	21%
Memory	2%	2%

•	Breakdown by packaging type:

By application	4Q17	3Q17
Bumping & Flip Chip	40%	39%
Substrate Based	27%	29%
Leadframe Based	17%	17%
Testing	16%	15%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Dec. 31, 2017 reflect our gains or losses attributable to the fourth quarter of 2017 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Dec. 31, 2017, nor the consolidated financial data for our company for the twelve months ended Dec. 31, 2017 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Dec 31, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2017			Dec 31, 2016		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	821,374	24,444,083	20	24,476,270	20	(32,187)	(0.1)
Available-for-sale financial assets	—	—	—	178,176	—	(178,176)	(100.0)
Accounts receivable	567,103	16,876,990	14	17,378,474	14	(501,484)	(2.9)
Inventories	205,769	6,123,682	5	6,498,832	5	(375,150)	(5.8)
Other current assets	54,474	1,621,157	2	1,919,543	2	(298,386)	(15.5)

Total current assets	1,648,720	49,065,912	41	50,451,295	41	(1,385,383)	(2.7)

Non-current Assets
Available-for-sale financial assets	138,952	4,135,207	3	3,615,658	3	519,549	14.4
Long-term investment under equity method	98,535	2,932,392	2	2,400,981	2	531,411	22.1
Property, plant and equipment	2,096,709	62,398,065	52	65,380,409	52	(2,982,344)	(4.6)
Intangible assets	4,007	119,268	—	175,862	—	(56,594)	(32.2)
Other assets	75,135	2,236,011	2	1,736,036	2	499,975	28.8

Total non-current assets	2,413,338	71,820,943	59	73,308,946	59	(1,488,003)	(2.0)

Total Assets	4,062,058	120,886,855	100	123,760,241	100	(2,873,386)	(2.3)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	115,000	3,422,400	3	2,741,250	2	681,150	24.8
Financial liabilities at fair value through profit or loss - current	27,206	809,640	1	773,908	1	35,732	4.6
Accounts payable	250,570	7,456,974	6	8,194,647	6	(737,673)	(9.0)
Current portion of bonds payable	—	—	—	12,712,651	10	(12,712,651)	(100.0)
Current portion of long-term debt	106,631	3,173,333	2	3,500,747	3	(327,414)	(9.4)
Other current liability	380,789	11,332,268	9	13,165,236	12	(1,832,968)	(13.9)

Non-current liabilities
Bonds payable	403,737	12,015,229	10	—	—	12,015,229	—
Long-term loans	425,627	12,666,667	11	14,840,000	12	(2,173,333)	(14.6)
Other liabilities	56,806	1,690,552	1	1,644,482	1	46,070	2.8

Total Liabilities	1,766,366	52,567,063	43	57,572,921	47	(5,005,858)	(8.7)

Stockholders’ Equity
Capital stock	1,047,165	31,163,611	26	31,163,611	25	—	—
Capital reserve	424,819	12,642,615	10	12,641,997	10	618	0.0
Legal reserve	397,759	11,837,317	10	10,844,001	9	993,316	9.2
Retained earnings	359,504	10,698,848	9	10,252,276	8	446,572	4.4
Other equities	66,445	1,977,401	2	1,285,435	1	691,966	53.8

Total Equity	2,295,692	68,319,792	57	66,187,320	53	2,132,472	3.2

Total Liabilities & Shareholders’ Equity	4,062,058	120,886,855	100	123,760,241	100	(2,873,386)	(2.3)

Forex ( NT$ per US$ )		29.760		32.250

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q 2017				4Q 2016		YoY	4Q 2017	3Q 2017		QoQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	718,174		21,622,785	100.0		22,177,508	(2.5)	21,622,785		21,955,373	(1.5)
Cost of Goods Sold	(569,202)		(17,137,541)	(79.3)		(16,949,723)	1.1	(17,137,541)		(17,140,604)	(0.0)

Gross Profit	148,972		4,485,244	20.7		5,227,785	(14.2)	4,485,244		4,814,769	(6.8)

Operating Expenses
Selling Expenses	(9,265)		(278,955)	(1.3)		(282,984)	(1.4)	(278,955)		(264,539)	5.4
Administrative Expenses	(31,287)		(941,971)	(4.3)		(873,787)	7.8	(941,971)		(809,475)	16.4
Research and Development Expenses	(31,365)		(944,345)	(4.4)		(1,029,466)	(8.3)	(944,345)		(999,827)	(5.5)

	(71,917)		(2,165,271)	(10.0)		(2,186,237)	(1.0)	(2,165,271)		(2,073,841)	4.4

Operating Income	77,055		2,319,973	10.7		3,041,548	(23.7)	2,319,973		2,740,928	(15.4)
Non-operating Items	(12,906)		(388,576)	(1.8)		350,651	—	(388,576)		(182,915)	(112.4)

Income Before Income Tax	64,149		1,931,397	8.9		3,392,199	(43.1)	1,931,397		2,558,013	(24.5)
Income Tax Expenses	(14,694)		(442,408)	(2.0)		(563,300)	(21.5)	(442,408)		(301,499)	46.7

Net Income	49,455		1,488,989	6.9		2,828,899	(47.4)	1,488,989		2,256,514	(34.0)

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	354		10,647			(177,806)				—
Income tax relating to items that will not be reclassified to profit or loss	(60)		(1,810)			30,227				—
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(566)		(17,030)			(48,053)				162,591
Unrealized gain(loss) on available-for-sale financial assets	(19,695)		(592,973)			(822,053)				(7,802)
Share of other comprehensive income of associates	1,597		48,076			(52,254)				(31,159)
Income tax relating to items that may be reclassified to profit or loss	—		—			143,671				—

Total other comprehensive income (loss)	(18,370)		(553,090)			(926,268)				123,630

Total comprehensive income	31,085		935,899			1,902,631				2,380,144

Earnings Per Ordinary Share- Basic		NT$	0.48		NT$	0.91			NT$	0.72

Earnings Per Ordinary Share- Diluted		NT$	0.48		NT$	0.89			NT$	0.71

Earnings Per ADS- Basic		US$	0.08		US$	0.14			US$	0.12

Earnings Per ADS- Diluted		US$	0.08		US$	0.14			US$	0.12

Weighted Average Outstanding Shares -Diluted (‘k)			3,120,063			3,389,863				3,397,597

Forex ( NT$ per US$ )			30.108			31.767				30.267

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31
	2017				2016		YoY
	USD	NTD		%	NTD		change %
Revenues	2,747,394		83,554,385	100.0		85,111,913	(1.8)
Cost of Goods Sold	(2,194,345)		(66,740,290)	(79.9)		(65,762,191)	1.5

Gross Profit	553,049		16,814,095	20.1		19,349,722	(13.1)

Operating Expenses
Selling Expenses	(33,956)		(1,032,799)	(1.2)		(1,024,689)	0.8
Administrative Expenses	(107,311)		(3,264,130)	(3.9)		(3,495,613)	(6.6)
Research and Development Expenses	(126,264)		(3,841,996)	(4.6)		(4,043,290)	(5.0)

	(267,531)		(8,138,925)	(9.7)		(8,563,592)	(5.0)

Operating Income	285,518		8,675,170	10.4		10,786,130	(19.6)
Non-operating Items	1,231		26,165	0.0		898,437	(97.1)

Income Before Income Tax	286,749		8,701,335	10.4		11,684,567	(25.5)
Income Tax Expenses	(59,363)		(1,801,170)	(2.1)		(1,751,407)	2.8

Net Income	227,386		6,900,165	8.3		9,933,160	(30.5)

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	354		10,647			(177,806)
Income tax relating to items that will not be reclassified to profit or loss	(60)		(1,810)			30,227
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(6,951)		(226,323)			(908,801)
Unrealized gain (loss) on available-for-sale financial assets	14,779		465,175			(1,469,105)
Share of other comprehensive income of associates	14,873		456,665			(132,938)
Income tax relating to items that may be reclassified to profit or loss	(403)		(12,388)			154,113

Total other comprehensive income (loss)	22,592		691,966			(2,504,310)

Total comprehensive income	249,978		7,592,131			7,428,850

Earnings Per Ordinary Share- Basic		NT$	2.21		NT$	3.19

Earnings Per Ordinary Share- Diluted		NT$	1.86		NT$	2.68

Earnings Per ADS- Basic		US$	0.36		US$	0.50

Earnings Per ADS- Diluted		US$	0.31		US$	0.42

Weighted Average Outstanding Shares - Diluted (‘k)			3,413,871			3,410,681

Forex ( NT$ per US$ )			30.345			32.151

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 12 Months Ended on Dec 31, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2017		12 months, 2016
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	286,749	8,701,335	11,684,567
Depreciation	474,015	14,415,980	12,905,830
Amortization	6,863	209,319	385,360
Change in working capital & others	(128,250)	(3,931,151)	(4,131,205)

Net cash flows provided from operating activities	639,377	19,395,483	20,844,552

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(424,797)	(12,932,655)	(15,295,121)
Proceeds from disposal of available-for-sale financial assets	—	—	1,454,403
Proceeds from disposal of property, plant, and equipment	20,210	622,487	167,021
Others	(1,872)	(54,519)	(368,014)

Net cash used in investing activities	(406,459)	(12,364,687)	(14,041,711)

Cash Flows from Financing Activities:
Increase in short-term loans	74,867	2,265,169	—
Decrease in short-term loans	(44,721)	(1,353,089)	—
Proceeds from long-term loans	32,160	1,000,000	9,000,000
Repayment of long-term loans	(111,279)	(3,413,112)	(4,228,721)
Cash dividends distributed to shareholders	(180,184)	(5,453,632)	(11,842,172)
Others	718	21,749	(90,440)

Net cash used in financing activities	(228,439)	(6,932,915)	(7,161,333)

Foreign currency exchange effect	(4,126)	(130,068)	(356,612)

Net decrease in cash and cash equivalents	353	(32,187)	(715,104)

Cash and cash equivalents at beginning of period	787,145	24,476,270	25,191,374

Cash and cash equivalents at end of period	787,498	24,444,083	24,476,270

Forex ( NT$ per US$ )		30.345	32.151

(1) : All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 26, 2018	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer